PROSPECTUS                                 Registration No. 333-19547
   January 17, 1997                            Rule 424(b)(3) Prospectus
                              995,608 Shares

                             AMP INCORPORATED
                               Common Stock

         Of the 995,608 shares of common stock, no par value ("Common Stock"), of AMP Incorporated, a Pennsylvania corporation (the "Company"), offered hereby, 486,844 shares are being offered by Robert M. Bretholtz ("RMB"), 234,175 shares are being offered by the Harold N. Cotton Trust ("HNC"), 34,240 shares are being offered by the Joshua B. Bretholtz Grantor Trust ("JBBGT"), 61,331 shares are being offered by the Nancy E. Cotton 1995 Trust ("NCT"), 61,331 shares are being offered by the Betsy L. Cotton 1995 Trust ("BCT"), 61,331 shares are being offered by the Lauren A. Cotton 1995 Trust ("LCT"), 34,240 shares are being offered by the Jared S. Bretholtz Grantor Trust ("JSBGT"), 7,372 shares are being offered by the Harold
   N. Cotton GST FBO Betsy Cotton ("GSTBC"), 7,372 shares are being offered by the Harold N. Cotton GST FBO Lauren Cotton ("GSTLC"), and 7,372 shares are being offered by the Harold N. Cotton GST FBO Nancy Cotton ("GSTNC") (RMB, HNC, JBBGT, NCT, BCT, LCT, JSBGT, GSTBC, GSTLC and GSTNC, collectively the "Selling Shareholders"). See "Selling Shareholders" and "Plan of Distribution."

         The Common Stock to be sold by the Selling Shareholders was issued in connection with the acquisition by a wholly-owned subsidiary of the Company of Madison Cable Corporation, Madison Cable Limited and the net assets of Airport Realty Company and Jared Associates (the "Acquisition"). The Company has agreed with the Selling Shareholders or their affiliates to register the 1,610,047 shares of Common Stock issued to date in the Acquisition, which shares include the 995,608 shares of Common Stock offered hereby.
   The Company has also agreed to pay certain fees and expenses incident to such registration. It is estimated that the fees and expenses payable by the Company in connection with the registration of the Common Stock will be approximately $30,000. The Company intends to keep the registration statement, of which this Prospectus is a part, effective until no later than February 14, 1997. See "Selling Shareholders" and "Plan of Distribution."

         The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE"), the Boston Stock Exchange, the Cincinnati Stock Exchange, the Midwest Stock Exchange, Inc., the Pacific Stock Exchange, Incorporated and the Philadelphia Stock Exchange, Inc. and options with respect to the Common Stock are listed on the Chicago Stock Exchange, Inc., all under the symbol AMP. On January 9, 1997, the last reported sale price of the Company's Common Stock on the NYSE Composite Tape was $41.00 per share.

         The Selling Shareholders directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell the shares of Common Stock being offered hereby from time to time on the NYSE, any other securities exchange on which the Common Stock is listed or the over the counter market, at prices and on terms then prevailing thereon, or in negotiated transactions or otherwise. To the extent required, the specific number of shares to be sold, the names of the Selling Shareholder(s), the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement or in an amendment to the registration statement of which this Prospectus is a part, as appropriate. See "Plan of Distribution." Each of the Selling
   Shareholders reserves the sole right to accept and, together with its agents from time to time, to reject in whole or in part any proposed purchase of shares of Common Stock to be made directly or through agents.

         The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" herein for indemnification arrangements among the Company and the Selling Shareholders.

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION  NOR  HAS  THE  SECURITIES  AND  EXCHANGE
               COMMISSION OR ANY STATE SECURITIES COMMISSION
                  PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS   PROSPECTUS.    ANY   REPRESENTATION
                  TO THE CONTRARY IS A CRIMINAL OFFENSE.

              The date of this Prospectus is January 17, 1997

         No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with the offering other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy by anyone in any jurisdiction in which such offer to sell or solicitation is not authorized, or in which the person making such offer is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.


                    DOCUMENTS INCORPORATED BY REFERENCE

         The following documents have been filed with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are incorporated herein by reference:

         (1) the Annual Report on Form 10-K of the Company for the year ended December 31, 1995;

         (2) the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1996;

         (3) the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 1996;

         (4) the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1996;

         (5) the Current Report on Form 8-K of the Company filed January
   2, 1997;

         (6) the Current Report on Form 8-K of the Company filed January
   8, 1997;

         (7) the description of the Common Stock contained in the Company's Registration Statement on Form 8-B (File No. 1-4235) filed on April 10, 1989, and any amendment or report filed for the purpose of updating any such description; and

         (8) the description of the rights under the Rights Agreement between the Company and Chemical Bank, dated as of October 25, 1989 (the "Rights Agreement"), set forth in the Company's Registration Statement on Form 8-A (File No. 1-4235) filed on November 7, 1989, and any amendment or report filed for the purpose of updating any such description.

         All documents and reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock pursuant hereto shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus has been delivered, upon written or oral request, a copy of any or all of the documents referred to above which have been or may be incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to AMP Incorporated, P.O. Box 3608, Mail Stop 176-48, Harrisburg, Pennsylvania 17105, Attention: David F. Henschel, Corporate Secretary, telephone number (717) 564-4205.

                                THE COMPANY

         AMP is the world leader in electrical and electronic connection devices and a producer of an expanding number of connector intensive assemblies and total interconnection systems. AMP supplies over 100,000 types and sizes of terminals, splices, connectors, cable and panel assemblies, electro-optic devices, printed circuit board assemblies, sensors, wide and local area network products and systems, switches, touch screen data entry systems and related application tooling to more than 250,000 worldwide customer locations, including original electrical and electronic equipment manufacturers and customers who install and maintain that equipment. The mailing address of AMP's principal executive offices is P.O. Box 3608, Mail Stop 176-40, Harrisburg, Pennsylvania 17105, and its telephone number is (717) 564-0100.

                       DESCRIPTION OF CAPITAL STOCK

         The class of securities to be registered is Common Stock, no par value.

   Capital Stock

         The following statements with respect to the Company's capital stock are subject to the detailed provisions of the Company's Restated Articles of Incorporation ("Articles of Incorporation"), By-laws, as amended (the "By-laws"), and the Rights Agreement. These statements do not purport to be complete and are qualified in their entirety by reference to the terms of the Articles of Incorporation, the By-laws and the Rights Agreement, each of which are incorporated by reference into this Prospectus.

         The Company is authorized to issue 700,000,000 shares of its Common Stock. The Company has no other authorized classes of stock or securities. As of December 30, 1996, 219,575,661 shares of Common Stock were issued and outstanding (excluding 12,920,468 shares held in treasury).

   Common Stock

         Each share of Common Stock of the Registrant entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. In electing directors, shareholders are not entitled to cumulative voting. Holders of Common Stock do not have any preemptive rights or rights to subscribe to additional securities of the Company. There are no conversion rights, redemption provisions or sinking fund provisions applicable to the Common Stock nor is it subject to calls or assessments by the Company. Upon liquidation, the holders of the Common Stock are entitled to receive, pro rata, the net assets of the Company available for distribution to shareholders. Holders of Common Stock are entitled to share ratably in dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor.

   Common Stock Purchase Rights


         In 1989, the Company adopted a Shareholder Rights Plan (the "Shareholder Rights Plan") and distributed to its shareholders, with respect to each outstanding share of Common Stock held, one right ("the Right") to purchase one share of Common Stock at a purchase price of $175, subject to adjustment. The purchase price was adjusted to $87.50 to reflect the Company's 2-for-1 stock split effected on March 2, 1995. The description and terms of the Rights are set forth in the Rights Agreement.

         The Rights will remain attached to the Common Stock and are not exercisable except under the limited circumstances set forth in the Shareholder Rights Plan and relating generally to the acquisition of, or tender for, 20% or more of the outstanding Common Stock. If such circumstances occur, the Rights will separate from the Common Stock and become exercisable. If, subsequently, a person actually acquires beneficial ownership of 20% or more of the Common Stock (an "Acquiring Person"), except pursuant to an offer for all outstanding shares of Common Stock which the independent directors of the Company determine, after receiving advice from one or more investment banking firms, to be fair to and otherwise in the best interests of the Company and its shareholders (a "Qualifying Offer"), each Right (except those held by such Acquiring Person) will become exercisable for such number of shares of Common Stock (or, in certain circumstances, a reasonable substitute therefor) having a market value equal to twice the exercise price of the Right. In addition, if, after such time as an acquiror of shares of Common Stock becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows a Qualifying Offer and satisfies certain other requirements), (ii) the Company is acquired in a merger or other business combination transaction in which the Company is the surviving corporation but all or part of the Common Stock is changed into or exchanged for securities of the other person or other property, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each Right will become exercisable for such number of shares of common stock of the acquiror having a value equal to twice the exercise price of the Right. The Rights expire on November 6, 1999 unless earlier redeemed by the Company for $.005 per Right. The Company may redeem the Rights at any time until 10 business days after a person has become an Acquiring Person. Until the Rights separate from the Common Stock, each new share of Common Stock issued will have a Right attached. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of the Company.

                           SELLING SHAREHOLDERS

         The following table sets forth certain information with respect to the Selling Shareholders, including the number of shares of Common Stock beneficially owned by each Selling Shareholder as of the date of this Prospectus, the percentage of shares of voting stock outstanding held by each and the number of shares of Common Stock offered hereby. There can be no assurance that all or any of the shares offered hereby will be sold.

                        Number                            Number
                        of                                of
                        Shares                            Shares
                        of         Percent                of         Percent
                        Common     age of                 Common     age of
                        Stock      Shares of   Number     Stock      Shares of
                        Benefi     Common      of         Benefi     Common
                        cially     Stock       Shares     cially     Stock
                        Held       Outstand    of         Held       Outstand
                        Prior to   ing Prior   Common     After      ing
                        the        to the      Stock      the        After the
   Selling Shareholder  Offering   Offering    Offered    Offering   Offering

   Robert M.             486,844      *        486,844       -         -
   Bretholtz(1)

   Harold N. Cotton      234,175      *        234,175       -         -
   Trust(2)

   Jared S. Bretholtz     34,240      *         34,240       -         -
   Grantor Trust

   Joshua B. Bretholtz    34,240      *         34,240       -         -
   Grantor Trust

   Nancy E. Cotton 1995   61,331      *         61,331       -         -
   Trust(3)

   Betsy L. Cotton 1995   61,331      *         61,331       -         -
   Trust(3)

   Lauren A. Cotton       61,331      *         61,331       -         -
   1995 Trust (3)

   Harold N. Cotton GST    7,372      *          7,372       -         -
   FBO Lauren Cotton(3)

   Harold N. Cotton GST    7,372      *          7,372       -         -
   FBO Betsy Cotton(3)

   Harold N. Cotton GST    7,372      *          7,372       -         -
   FBO Nancy Cotton(3)


                         995,608      *        995,608       -         -

   __________
   * Represents less than one percent of the outstanding shares of Common Stock.

   (1) Excludes shares held by the Joshua B. Bretholtz Grantor Trust and shares held by the Jared S. Bretholtz Grantor Trust, of which Mr. Bretholtz is the trustee. Mr. Bretholtz disclaims beneficial ownership of such shares.

   (2) Lauren A. Cotton, Betsy L. Cotton, and Nancy E. Cotton are the beneficiaries of this trust. Phyllis J. Cotton, Daniel I. Cotton, Melvin M. Rosenblatt and David R. Andelman are the trustees of this trust and all disclaim beneficial ownership of such shares.

   (3) Melvin M. Rosenblatt, David R. Andelman and Daniel I. Cotton are the trustees of this trust and all disclaim beneficial ownership of such shares.

         RMB and JBBGT acquired the shares of Common Stock offered hereby on February 28, 1996 from a wholly-owned subsidiary of the Company, pursuant to an Acquisition Agreement and Plan of Merger dated as of January 10, 1996 by and among the Company, MC Merger Corp., Madison Cable Corporation ("Madison Cable"), Madison Cable Limited ("Madison Limited"), Airport Realty Company ("Airport Realty"), Jared Associates ("Jared") and certain of the Selling Shareholders or their affiliates (the "Acquisition Agreement"). Pursuant to the Acquisition Agreement, the subsidiary of the Company acquired all of the issued and outstanding capital stock of Madison Cable and Madison Limited and all of the respective assets of Airport Realty and Jared. Shares received by Harold N. Cotton pursuant to the Acquisition Agreement were transferred without consideration to the Harold N. Cotton Trust, and were subsequently transferred again without consideration to HNC, GSTBC, GSTLC and GSTNC upon Mr.
   Cotton s death. NCT, BCT, and LCT are indirect transferees for no consideration of certain entities that received such shares pursuant to the Acquisition Agreement. JSBGT acquired its shares of Common Stock without consideration from Ronnie Bretholtz as Custodian for Jared S. Bretholtz (who received such shares pursuant to the Acquisition Agreement) when Jared S. Bretholtz reached the age of majority.

         In connection with the Acquisition Agreement, the Company and the Selling Shareholders or their affiliates have entered into a Registration Rights Agreement pursuant to which the Company has agreed, among other things, to file up to three registration statements in connection with public offerings of shares of Common Stock, including the offering contemplated by this Prospectus, by the Selling Shareholders. This Prospectus is provided pursuant to the second such registration. The first registration statement filed pursuant to the Registration Rights Agreement became effective on May 6, 1996. Certain of the Selling Shareholders, predecessors of certain other Selling Shareholders, the Jewish Community Endowment Foundation of Worcester and Fidelity Investments Charitable Gift Fund sold 614,439 shares of Common Stock pursuant to such first registration. The shares of Common Stock to be offered pursuant thereto which were not sold were deregistered June 20, 1996.

                           PLAN OF DISTRIBUTION

         The Company will not receive any of the proceeds from this offering.

         The shares of Common Stock offered hereby may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.

         The Selling Shareholders may from time to time offer shares of Common Stock offered hereby to or through underwriters, dealers or agents, who may receive consideration in the form of discounts and commissions; such compensation, which may be in excess of ordinary brokerage commissions, may be paid by the Selling Shareholders and/or the purchasers of the shares of Common Stock offered hereby for whom such underwriters, dealers or agents may act. Any such dealers or agents that participate in the distribution of the shares of Common Stock offered hereby may be deemed to be "underwriters" as defined in the Securities Act, and any profit on the sale of such shares of Common Stock offered hereby by them and any discounts, commissions or concessions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate proceeds to the Selling Shareholders from sales of the Common Stock offered by the Selling Shareholders hereby will be the purchase price of such Common Stock less any broker's commissions and underwriter's discounts.

         To the extent required by the Securities Act with respect to underwritten offerings, the specific shares of Common Stock to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of the underwriter or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part.

         The sale of shares of Common Stock by the Selling Shareholders may also be effected from time to time by selling shares directly to purchasers or to or through broker-dealers. In connection with any such sales, any such broker-dealer may act as agent for the Selling Shareholders or may purchase from the Selling Shareholders all or a portion of such shares as principal. Such sales may be made on the NYSE or any exchange on which the shares of Common Stock are then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated. Shares may also be sold in one or more of the following transactions:
   (i) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (ii) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a Prospectus Supplement; (iii) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE rules; (iv) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers, including without limitation, so-called short sales against the box;
   (v) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (vi) sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the Selling Shareholders in amounts to be negotiated immediately prior to the sale that are not expected to exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that customary in the types of transactions involved.

         The Company will pay substantially all the expenses incurred by the Selling Shareholders and the Company incident to the offering and sale of the shares of Common Stock offered hereby to the public, but excluding any discounts, commissions and fees of underwriters, broker-dealers or agents or legal fees incurred by the Selling Shareholders. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

                               LEGAL MATTERS

         The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by David F. Henschel, Associate General Legal Counsel of the Company. Mr. Henschel beneficially owns shares of Common Stock and holds options to purchase additional shares of Common Stock.

                                  EXPERTS

         The consolidated financial statements of the Company incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.

                           AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy and information statements and other information with the Commission. Reports, proxy and information statements and other information filed with the Commission can be inspected and copied during normal business hours at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington,

   D.C. 20549, and at its regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov. that contains certain reports, proxy statements and other information. Such reports, proxy and information statements, and other information concerning the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which exchange shares of Common Stock are listed. Shares of Common Stock are also listed on the following regional stock exchanges: Boston Stock Exchange, Cincinnati Stock Exchange, Midwest Stock Exchange, Inc., Pacific Stock Exchange, Incorporated and Philadelphia Stock Exchange, and options with respect to the Common Stock are listed on the Chicago Stock Exchange, Inc.

         This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the Common Stock. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.